UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GENPACT LIMITED
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G3922B107
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
[_]	Rule 13d-1(b)
[_]	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) orotherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G3922B107	Schedule 13G	Page 2 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Genpact Investment Co. (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 106, 832,699
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 106, 832,699
	8	SHARED DISPOSITIVE POWER -0-
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 3 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 4 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP-W International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 5 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON General Atlantic Partners (Bermuda) L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 6 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. G3922B107	Schedule 13G	Page 7 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. G3922B107	Schedule 13G	Page 8 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. G3922B107	Schedule 13G	Page 9 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 10 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 11 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 12 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 13 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Management Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 14 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 15 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Management Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 16 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oak Hill Capital Partners II (Cayman II), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 17 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 18 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP MGP Partners (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 19 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP SLP (Bermuda), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 20 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP GenPar II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 21 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP MGP Partners II (Cayman), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. G3922B107	Schedule 13G	Page 22 of 44

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OHCP SLP II (Cayman), Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 106, 832,699
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 106, 832,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106, 832,699
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 49.4%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. G3922B107	Schedule 13G	Page 23 of 44

Item 1.	(a)	NAME OF ISSUER
Genpact Limited (the “Company”).
	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
Canon’s Court, 22 Victoria Street
Hamilton HM, Bermuda

Item 2.	(a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	Genpact Investment Co. (Bermuda) Limited (f/k/a Genpact Investment Co. (Lux) SICAR S.a.r.l.) (“GICO”)
(ii)	General Atlantic GenPar (Bermuda), L.P. (“GA GenPar”);
(iii)	GAP-W International, L.P. (“GAP-W”);
(iv)	General Atlantic Partners (Bermuda), L.P. (“Bermuda LP”);
(v)	GapStar, LLC (“GapStar”);
(vi)	GAP Coinvestments III, LLC (“GAPCO III”);
(vii)	GAP Coinvestments IV, LLC (“GAPCO IV”);
(viii)	GAPCO GmbH & Co. KG (“KG”);
(ix)	GAPCO Management GmbH (“GmbH”);
(x)	GAP (Bermuda) Limited (“GAP Bermuda”);
(xi)	Oak Hill Capital Partners (Bermuda), L.P. (“OHCP Bermuda”);
(xii)	Oak Hill Capital Management Partners (Bermuda), L.P. (“OHCMP Bermuda”);
(xiii)	Oak Hill Capital Partners II (Cayman), L.P. (“OHCP II Cayman”);
(xiv)	Oak Hill Capital Management Partners II (Cayman), L.P. (“OHCMP II Cayman”);

CUSIP NO. G3922B107	Schedule 13G	Page 24 of 44

	(xv)	Oak Hill Capital Partners II (Cayman II), L.P. (“OHCP II Cayman II”);
	(xvi)	OHCP GenPar (Bermuda), L.P. (“GenPar Bermuda”);
	(xvii)	OHCP MGP Partners (Bermuda), L.P. (“MGP Partners Bermuda”);
	(xviii)	OHCP MGP (Bermuda), Ltd. (“MGP Bermuda”);
	(xix)	OHCP SLP (Bermuda), Ltd. (“SLP Bermuda”);
	(xx)	OHCP GenPar II (Cayman), L.P. (“GenPar Cayman”);
	(xxi)	OHCP MGP Partners II (Cayman), L.P. (“MGP Partners Cayman”);
	(xxii)	OHCP MGP II (Cayman), Ltd. (“MGP Cayman”); and
	(xxiii)	OHCP SLP II (Cayman), Ltd. (“SLP Cayman”)
(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

With regard to persons (i) through (x) above:

c/o General Atlantic Service Company, LLC

3 Pickwick Plaza

Greenwich, CT 06830

With regard to persons (xi) through (xxiii):

201 Main Street, Suite 1620

Fort Worth, Texas 76102

(c)	CITIZENSHIP

	(i)	GICO – Bermuda
	(ii)	GA GenPar – Bermuda
	(iii)	GAP-W – Bermuda
	(iv)	Bermuda LP – Bermuda
	(v)	GapStar – Delaware
	(vi)	GAPCO III – Delaware

CUSIP NO. G3922B107	Schedule 13G	Page 25 of 44

	(vii)	GAPCO IV – Delaware
	(viii)	KG – Germany
	(ix)	GmbH – Germany
	(x)	GAP Bermuda – Bermuda
	(xi)	OHCP Bermuda - Bermuda
	(xii)	OHCMP Bermuda - Bermuda
	(xiii)	OHCP II Cayman – Cayman Islands
	(xiv)	OHCMP II Cayman – Cayman Islands
	(xv)	OHCP II Cayman II – Cayman Islands
	(xvi)	GenPar Bermuda - Bermuda
	(xvii)	MGP Partners Bermuda – Bermuda
	(xviii)	MGP Bermuda – Bermuda
	(xix)	SLP Bermuda – Bermuda
	(xx)	GenPar Cayman – Cayman Islands
	(xxi)	MGP Partners Cayman – Cayman Islands
	(xxii)	MGP Cayman – Cayman Islands
	(xxiii)	SLP Cayman – Cayman Islands

(d)	TITLE OF CLASS OF SECURITIES

Common Shares, par value $0.01 per share (the “Common Shares” or “Shares”)

(e)	CUSIP NUMBER

G3922B107

CUSIP NO. G3922B107	Schedule 13G	Page 26 of 44

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

(a) – (c)  The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

Direct Beneficial Ownership

All of the 106,832,699 Common Shares reported on this Schedule 13G are directly owned by GICO.

Indirect Beneficial Ownership

GICO is an investment vehicle owned directly by Bermuda LP, GAP-W, GapStar, GAPCO III, GAPCO IV, KG (collectively, the “General Atlantic Shareholders”), OHCP Bermuda, OHCMP Bermuda, OHCP II Cayman, OHCMP II Cayman, and OHCP II Cayman II (collectively, the “Oak Hill Shareholders”).

GA GenPar is the general partner of Bermuda LP and GAP-W. GAP Bermuda is the general partner of GA GenPar. The Managing Directors of General Atlantic LLC (“GA LLC”) are the managing members of GAPCO III and GAPCO IV, the members and officers of GapStar and the directors of GAP Bermuda. GmbH is the general partner of KG. The Managing Directors of GA LLC make voting and investment decisions with respect to the securities held by KG and GmbH. There are 25 managing directors of GA LLC.

GenPar Bermuda is the general partner of OHCMP Bermuda and OHCP Bermuda. MGP Partners Bermuda is the general partner of GenPar Bermuda. MGP Bermuda is the general partner of MGP Partners Bermuda. SLP Bermuda exercises voting and dispositive control over the shares held by OHCP Bermuda and OHCMP Bermuda.

GenPar Cayman is the general partner of OHCP II Cayman, OHCP II Cayman II and OHCMP II Cayman. MGP Partners Cayman is the general partner of GenPar Cayman. MGP Cayman is the general partner of MGP Partners Cayman. SLP Cayman exercises voting and dispositive control over the shares held by OHCP II Cayman, OHCP II Cayman II and OHCMP II Cayman.

CUSIP NO. G3922B107	Schedule 13G	Page 27 of 44

GICO Shareholders Agreement

The General Atlantic Shareholders, the Oak Hill Shareholders and GICO are parties to the Shareholders Agreement among themselves and certain management shareholders named therein (the “GICO Shareholders Agreement”).

The GICO Shareholders Agreement provides that the General Atlantic Shareholders and the Oak Hill Shareholders are entitled to designate the members of GICO’s board of directors and requires that each shareholder party to the GICO Shareholders Agreement vote its respective Shares in favor of such designees. The GICO Shareholders Agreement contains provisions restricting the transfer of GICO’s securities. In addition, the General Atlantic Shareholders and the Oak Hill Shareholders must unanimously approve any action taken by GICO.

The foregoing description is not complete and is qualified in its entirety to the GICO Agreement, which is attached as Exhibit 2 to this Schedule 13G and incorporated herein by reference.

Given the terms of the GICO Shareholders Agreement, the Reporting Persons may be deemed to constitute a “group” that collectively beneficially owns 106,832,699 Shares, or 49.4%, of the Company’s Common Shares for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Share ownership reported herein by the Reporting Persons does not include any shares owned by the other parties to the GICO Shareholders Agreement.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4.

In addition, the Company, GICO, the General Atlantic Shareholders, the Oak Hill Shareholders and certain affiliates of General Electric (the “GE Shareholders”) and WIH Holding, an affiliate of Wachovia Corporation (collectively, the “Shareholders”) are party to a shareholders agreement (as amended, the “Genpact Agreement”) relating to the Common Shares the Shareholders hold in the Company. Pursuant to the Genpact Agreement, GICO is entitled to nominate four persons to the Company’s board of directors. The Shareholders agreed to vote their shares to elect such persons. The number of directors that GICO is entitled to appoint is reduced if its ownership in the

CUSIP NO. G3922B107	Schedule 13G	Page 28 of 44

Company declines below certain levels and such right ceases if such ownership is below 10% of the Company’s outstanding Common Shares.

Under the Genpact Agreement, each of the Shareholders is subject to certain restrictions on the transfer of their Common Shares. GICO, the General Atlantic Shareholders and the Oak Hill Shareholders have agreed not to transfer their Shares if such transfer would result in a change of control (as defined in the Genpact Agreement) unless certain conditions are met which require that all outstanding Common Shares owned by the Shareholders are sold for cash or certain types of marketable securities (or both), provided that a limited number may be exchanged for equity of, or remain outstanding in, the surviving person in certain circumstances. In the event of certain transfers by GICO, each of the GE Shareholders and WIH Holding has certain co-sale rights which permit them to sell shares to such transferee on the same terms and conditions.

The GE Shareholders have agreed to grant GICO certain rights of first refusal in the event they desire to transfer shares other than to an affiliate or in a registered offering or a sale pursuant to Rule 144.

The Genpact Agreement grants the Shareholders certain rights to require the Company to register for public resale under the Securities Act all Common Shares that they request be registered. In addition, the Genpact Agreement grants the Shareholders piggyback rights on any registration for the Company’s account or the account of another Shareholder. These rights are subject to certain limitations, including customary cutbacks and other restrictions. In connection with registrations described above, the Company will indemnify any selling shareholders and will bear all fees, costs and expenses, except underwriting discounts and selling commissions and except that the selling shareholders will reimburse the Company for out of pocket expenses in the case of a second demand registration within the first fifteen months beginning 180 days after August 7, 2007, the date of consummation of the Issuer’s initial public offering, or 150 days after such date if a waiver of the underwriters lock-up agreement is granted in respect of any Shareholder.

The Genpact Agreement also provides certain information rights to the Shareholders and regulates the parties' conduct concerning corporate opportunities.

The foregoing description is not complete and is qualified in its entirety to the Genpact Agreement, the documents comprising which are attached as Exhibits 3, 4 and 5 to this Schedule 13G and incorporated herein by reference.

An aggregate of 160,615,838 Common Shares are subject to the Genpact Agreement, of which 106,832,699 Common Shares are held directly by GICO (and indirectly beneficially owned by the General Atlantic Shareholders and Oak Hill Shareholders, as reported above under Item 4), 39,947,364 Common Shares are held directly by the GE Shareholders and 13,835,775 Common Shares are held directly by WIH Holding. Nothing in this Schedule 13G shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Shares of the Issuer covered by the Genpact Agreement, other than the Common Shares held directly or indirectly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims (i) the existence of any group as a result of the Genpact Agreement, and (ii) beneficial ownership with respect to any Common Shares other than the Common Shares held directly by GICO (and indirectly beneficially owned by the

CUSIP NO. G3922B107	Schedule 13G	Page 29 of 44

General Atlantic Shareholders and Oak Hill Shareholders, as reported above under Item 4). Based on 216,145,901 Common Shares outstanding (according to the Quarterly Report on Form 10-Q of the Issuer filed on November 9, 2009), the 160,615,838 Common Shares subject to the Genpact Agreement represent approximately 74.3% of the outstanding Common Shares.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP NO. G3922B107	Schedule 13G	Page 30 of 38

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 16, 2010

GENPACT INVESTMENT CO. (BERMUDA) LIMITED

By:	/s/ John R. Monsky
	Name:	John R. Monsky
	Title:	Officer

By:	/s/ Mark F. Dzialga
	Name:	Mark F. Dzialga
	Title:	Manager

GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

By:	General Atlantic GenPar (Bermuda), L.P. its General Partner

	By:	GAP (Bermuda) Limited, its General Partner

		By:	/s/ Thomas J. Murphy
			Name:	Thomas J. Murphy
			Title:	Vice President

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President and Chief Financial Officer

CUSIP NO. G3922B107	Schedule 13G	Page 31 of 44

GAP-W INTERNATIONAL, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

	By:	GAP (Bermuda) Limited, its General Partner

		By:	/s/ Thomas J. Murphy
			Name:	Thomas J. Murphy
			Title:	Vice President

GAP COINVESTMENTS III, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Member

GAP COINVESTMENTS IV, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Member

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its General Partner

	By:	/s/ Thomas J. Murphy
		Name:	Thomas J. Murphy
		Title:	Procuration Officer

CUSIP NO. G3922B107	Schedule 13G	Page 32 of 44

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Procuration Officer

GAP (BERMUDA) Limited

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

OAK HILL CAPITAL PARTNERS (BERMUDA), L.P.

By:	OHCP GenPar (Bermuda), L.P., its general partner

	By:	OHCP MGP Partners (Bermuda), L.P., its general partner

		By:	OHCP MGP (Bermuda), Ltd., its general partner

			By:	/s/ John R. Monsky
				Name:	John R. Monsky
				Title:	Officer

CUSIP NO. G3922B107	Schedule 13G	Page 33 of 44

OAK HILL CAPITAL MANAGEMENT PARTNERS (BERMUDA), L.P.

By:	OHCP GenPar (Bermuda), L.P., its general partner

	By:	OHCP MGP Partners (Bermuda), L.P., its general partner

		By:	OHCP MGP (Bermuda), Ltd., its general partner

			By:	/s/ John R. Monsky
				Name:	John R. Monsky
				Title:	Officer

OHCP GENPAR (BERMUDA), L.P.

By:	OHCP MGP (Bermuda), Ltd., its general partner

	By:	/s/ John R. Monsky
		Name:	John R. Monsky
		Title:	Officer

OHCP MGP PARTNERS (BERMUDA), L.P.

By:	OHCP MGP (Bermuda), Ltd., its general partner

	By:	/s/ John R. Monsky
		Name:	John R. Monsky
		Title:	Officer

CUSIP NO. G3922B107	Schedule 13G	Page 34 of 44

OHCP MGP (BERMUDA), LTD.

By:	/s/ John R. Monsky
	Name:	John R. Monsky
	Title:	Officer

OHCP SLP (BERMUDA), LTD.

By:	/s/ John R. Monsky
	Name:	John R. Monsky
	Title:	Officer

OAK HILL CAPITAL PARTNERS II (CAYMAN), L.P.

By:	OHCP GenPar II (Cayman), L.P., its general partner

	By:	OHCP MGP Partners II (Cayman), L.P., its general partner

		By:	OHCP MGP II (Cayman), Ltd., its general partner

			By:	/s/ John R. Monsky
				Name:	John R. Monsky
				Title:	Officer

CUSIP NO. G3922B107	Schedule 13G	Page 35 of 44

OAK HILL CAPITAL PARTNERS II (CAYMAN II), L.P.

By:	OHCP GenPar II (Cayman), L.P., its general partner

	By:	OHCP MGP Partners II (Cayman), L.P., its general partner

		By:	OHCP MGP II (Cayman), Ltd., its general partner

			By:	/s/ John R. Monsky
				Name:	John R. Monsky
				Title:	Officer

OAK HILL CAPITAL MANAGEMENT PARTNERS II (CAYMAN), L.P.

By:	OHCP GenPar II (Cayman), L.P., its general partner

	By:	OHCP MGP Partners II (Cayman), L.P., its general partner

		By:	OHCP MGP II (Cayman), Ltd., its general partner

			By:	/s/ John R. Monsky
				Name:	John R. Monsky
				Title:	Officer

CUSIP NO. G3922B107	Schedule 13G	Page 36 of 44

OHCP GENPAR II (CAYMAN), L.P.

By:	OHCP MGP Partners II (Cayman), L.P., its general partner

	By:	OHCP MGP II (Cayman), Ltd., its general partner

		By:	/s/ John R. Monsky
			Name:	John R. Monsky
			Title:	Officer

OHCP MGP PARTNERS II (CAYMAN), L.P.

By:	OHCP MGP II (Cayman), Ltd., its general partner

	By:	/s/ John R. Monsky
		Name:	John R. Monsky
		Title:	Officer

OHCP MGP II (CAYMAN), LTD.

By:	/s/ John R. Monsky
	Name:	John R. Monsky
	Title:	Officer

OHCP SLP II (CAYMAN), LTD.

By:	/s/ John R. Monsky
	Name:	John R. Monsky
	Title:	Officer

CUSIP NO. G3922B107	Schedule 13G	Page 37 of 44

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2.	Form of Shareholders Agreement, dated as of August 2005, by and among GECIS Investment Co. (Lux) and the shareholders listed on the signature pages thereto (previously filed).

Exhibit 3.

Form of Amended and Restated Shareholders’ Agreement by and among Genpact Limited, Genpact Global Holdings (Bermuda) Limited, Genpact Global (Bermuda) Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-1 filed by Genpact Limited with the Securities and Exchange Commission on August 1, 2007).

Exhibit 4.

Amendment No. 1 to Amended and Restated Shareholders’ Agreement, dated March 27, 2008, by and among Genpact Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.25 of the Annual Report on Form 10-K filed by Genpact Limited with the Securities and Exchange Commission on March 31, 2008).

Exhibit 5.

Amendment No. 2 to Amended and Restated Shareholders’ Agreement, dated September 11, 2009, by and among Genpact Limited and the shareholders listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed by Genpact Limited with the Securities and Exchange Commission on November 9, 2009).

CUSIP NO. G3922B107	Schedule 13G	Page 38 of 44

Exhibit 1

Joint Filing Agreement pursuant to Rule 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated February 16, 2010

GENPACT INVESTMENT CO.(BERMUDA) LIMITED

By:	/s/ John R. Monsky
	Name:	John R. Monsky
	Title:	Officer

By:	/s/ Mark F. Dzialga
	Name:	Mark F. Dzialga
	Title:	Manager

GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

By:	General Atlantic GenPar (Bermuda), L.P. its General Partner

	By:	GAP (Bermuda) Limited, its General Partner

		By:	/s/ Thomas J. Murphy
			Name:	Thomas J. Murphy
			Title:	Vice President

CUSIP NO. G3922B107	Schedule 13G	Page 39 of 44

GAPSTAR, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President and Chief Financial Officer

GAP-W INTERNATIONAL, L.P.

By:	General Atlantic GenPar (Bermuda), L.P., its General Partner

	By:	GAP (Bermuda) Limited, its General Partner

		By:	/s/ Thomas J. Murphy
			Name:	Thomas J. Murphy
			Title:	Vice President

GAP COINVESTMENTS III, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Member

GAP COINVESTMENTS IV, LLC

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Member

CUSIP NO. G3922B107	Schedule 13G	Page 40 of 44

GAPCO GMBH & CO. KG

By:	GAPCO Management GmbH, its General Partner

	By:	/s/ Thomas J. Murphy
		Name:	Thomas J. Murphy
		Title:	Procuration Officer

GAPCO MANAGEMENT GMBH

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Procuration Officer

GAP (BERMUDA) LIMITED

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Vice President

OAK HILL CAPITAL PARTNERS (BERMUDA), L.P.

By:	OHCP GenPar (Bermuda), L.P., its general partner

	By:	OHCP MGP Partners (Bermuda), L.P., its general partner

		By:	OHCP MGP (Bermuda), Ltd., its general partner

			By:	/s/ John R. Monsky
				Name:	John R. Monsky
				Title:	Officer

CUSIP NO. G3922B107	Schedule 13G	Page 41 of 44

OAK HILL CAPITAL MANAGEMENT PARTNERS (BERMUDA), L.P.

By:	OHCP GenPar (Bermuda), L.P., its general partner

	By:	OHCP MGP Partners (Bermuda), L.P., its general partner

		By:	OHCP MGP (Bermuda), Ltd., its general partner

			By:	/s/ John R. Monsky
				Name:	John R. Monsky
				Title:	Officer

OHCP GENPAR (BERMUDA), L.P.

By:	OHCP MGP (Bermuda), Ltd., its general partner

	By:	/s/ John R. Monsky
		Name:	John R. Monsky
		Title:	Officer

OHCP MGP PARTNERS (BERMUDA), L.P.

By:	OHCP MGP (Bermuda), Ltd., its general partner

	By:	/s/ John R. Monsky
		Name:	John R. Monsky
		Title:	Officer

CUSIP NO. G3922B107	Schedule 13G	Page 42 of 44

OHCP MGP (BERMUDA), LTD.

By:	/s/ John R. Monsky
	Name:	John R. Monsky
	Title:	Officer

OHCP SLP (BERMUDA), LTD.

By:	/s/ John R. Monsky
	Name:	John R. Monsky
	Title:	Officer

OAK HILL CAPITAL PARTNERS II (CAYMAN), L.P.

By:	OHCP GenPar II (Cayman), L.P., its general partner

	By:	OHCP MGP Partners II (Cayman), L.P., its general partner

		By:	OHCP MGP II (Cayman), Ltd., its general partner

			By:	/s/ John R. Monsky
				Name:	John R. Monsky
				Title:	Officer

CUSIP NO. G3922B107	Schedule 13G	Page 43 of 44

OAK HILL CAPITAL PARTNERS II (CAYMAN II), L.P.

By:	OHCP GenPar II (Cayman), L.P., its general partner

	By:	OHCP MGP Partners II (Cayman), L.P., its general partner

		By:	OHCP MGP II (Cayman), Ltd., its general partner

			By:	/s/ John R. Monsky
				Name:	John R. Monsky
				Title:	Officer

OAK HILL CAPITAL MANAGEMENT PARTNERS II (CAYMAN), L.P.

By:	OHCP GenPar II (Cayman), L.P., its general partner

	By:	OHCP MGP Partners II (Cayman), L.P., its general partner

		By:	OHCP MGP II (Cayman), Ltd., its general partner

			By:	/s/ John R. Monsky
				Name:	John R. Monsky
				Title:	Officer

CUSIP NO. G3922B107	Schedule 13G	Page 44 of 44

OHCP GENPAR II (CAYMAN), L.P.

By:	OHCP MGP Partners II (Cayman), L.P., its general partner

	By:	OHCP MGP II (Cayman), Ltd., its general partner

		By:	/s/ John R. Monsky
			Name:	John R. Monsky
			Title:	Officer

OHCP MGP PARTNERS II (CAYMAN), L.P.

By:	OHCP MGP II (Cayman), Ltd., its general partner

	By:	/s/ John R. Monsky
		Name:	John R. Monsky
		Title:	Officer

OHCP MGP II (CAYMAN), LTD.

By:	/s/ John R. Monsky
	Name:	John R. Monsky
	Title:	Officer

OHCP SLP II (CAYMAN), LTD.

By:	/s/ John R. Monsky
	Name:	John R. Monsky
	Title:	Officer